May 23, 2005

J. Richard George
Chief Executive Officer
Calypte Biomedical Corporation
5000 Hopyard Road, Suite 480
Plesanton, California 94588

Re:	Calypte Biomedical Corporation
      Post-Effective Amendment No. 4 to Form SB-2 on Form S-3
      Filed May 18, 2005
      File No. 333-119646

Dear Mr. George:

	We have reviewed your responses to our May 13, 2005 comment letter, and we have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 1. If the registration statement you filed on April 27, 2005 was filed in error, please withdraw it.

Facing Page
2. We note your reference to shares being "carried forward" pursuant to Rule 429. Please be aware that Rule 429 does not affect which registration statement registers your securities transactions; rather, the rule provides a mechanism for a single combined prospectus to satisfy the disclosure requirements for multiple transactions registered on several registration statements.

      Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Tom Jones at (202) 551-3602 or me at (202)
551-
3617 with any questions.
      Sincerely,


							Russell Mancuso
      Branch Chief

cc (via fax): Paula Winner Barnett, Esq.




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Calypte Biomedical Corporation
May 23, 2005
Page 2